Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) hosted a press conference, a transcript of which is included below.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

SOUTHWEST AIRLINES

Moderator: Gary Kelly

September 27, 2010

9:00 am CT

Operator:	Good morning. Before we get started, please be advised that this presentation will include forward looking statements. Because these statements are based on company’s current intent, expectations and projections, they are not a guarantee of future performance and a variety of factors could cause actual results to differ materially.

The Investor Relations Section of our Web site at southwest.com contains further looking information regarding our forward looking statements.

Thank you. We’ll be with you in a few minutes.

Gary Kelly:	Well good morning everyone and thank you for joining. I’m Gary Kelly of Southwest Airlines and I know I’m not the first, but let me also add my welcome to our Southwest Airlines Headquarters.

Of course, this is not an ordinary Monday for us. We are absolutely thrilled with our agreement to acquire AirTran Airways and that was reached yesterday.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

It is huge piece of our strategy to grow Southwest Airlines over the next decade and although this is our third acquisition over three decades, I think it’s pretty safe to say, this is our most ambitious.

So before I get started, I’d like to introduce some very important people here. First of all, to my right is Mr. Bob Fornaro, Chairman, President and CEO of AirTran Airways. Bob is going to join me in a few minutes here at the podium.

From Southwest Airlines, we have Mr. Bob Jordon, Executive VP of Planning and Strategy, Mr. Ron Ricks, the Director and Vice President of Corporate Services, and Mr. Mike Van de Van, our Chief Operating Officer and Executive Vice President.

Bob led our negotiations, in addition to his day job and for any of who have worked on special tasks like this, you know that it’s long, it’s detailed, it is difficult, and it is stressful, but I know that Ron and Mike would join me in thanking Bob for his tremendous leadership in a job well done for Southwest Airlines.

Ron and Mike, of course, have also spent a considerable effort on this deal and have contributed immeasurably, so my thanks to these two gentlemen, as well, but there are three very, very fine leaders for Southwest Airlines.

I also want to single out and thank several others of our senior officers who worked alongside Bob and Ron on this deal and they did a phenomenal job. First of all, Laura Wright, our Chief Financial Officer, and Tammy Romo, our Senior Vice President of Planning, Madeleine Johnson, our General Counsel and I know that way - I know that they would want me to also thank our team of outside advisors from CitiGroup and from (Dahlman Rose), as well as, Vinson & Elkins, our outside legal counsel.

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Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

Of course, there are many, many more people involved in this deal, many of them in the room here today and too many to name, but they were all exceptional and they were all indispensable to this effort and I thank them all.

I also wanted to introduce Jeff Lamb, who’s our Senior Vice President and Chief People Officer. Jeff has been anxiously waiting in the wings because he going to lead the integration efforts of these two fine airlines, and so, I think it’s safe to say that the whistle has blown, the game has started, so I will - I’m going to turn to meet you now.

We have, of course, invested a significant amount of effort into evaluating this transaction, over many, many months and as you all know, that we continually evaluate a number of options available to Southwest Airlines.

Well this idea with AirTran has occurred to us many times over many years and it just wasn’t right until now. And in some ways, if it’s for no other reason, that we’re well prepared. We have the right team. We’re at the right place. We have the right resources. We have the right momentum. We have clarity on where we want to go.

And while the deal has been many months in the making, I think, it’s very safe to say that the preparation for this deal has been many years in the making. But we’re ready.

This deal accomplishes a lot for Southwest Airlines. And it allows what I want for our people and what our people want for our airline, and that is for us, to be bold, and to be aggressive, but also to be financially sound, and especially job secure.

It will allow for our customers what they want as well and that is, more. They want more flights. They want more destinations and they want, especially, more low fares with high quality service.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

So for our shareholders, it will also allow for an enhanced profit outlook, boosting our odds of achieving our financial return targets, because it also creates significant revenue synergies to go along with our significantly higher earnings multiples.

AirTran provides us a unique opportunity, and that is to strategically expand our network by 25% and to do that profitably. The combination provides expanded growth opportunities of industry leading jobs for employees of both airlines and acquiring AirTran provides for immediate growth and when we close, it also creates future growth opportunities.

And this means more airplanes, more routes, more customers, and importantly, more profits. So with AirTran we get a number of things.

We get a high quality low cost operation. We get a solid low fair brand. We get a strategic route network expansion with minimal overlap with Southwest Airlines. We get a compatible, young, all going fleet. We get the important future Boeings’ delivery position and of course, we also get a profitable business at a fair, but an affordable price with the prospect of handsome returns.

There are many synergies between these two great airlines. Both companies had superb operations, superb safety records. Both airlines have low cost philosophy, and as a combined company, we believe there are significant growth opportunities that will allow us to strengthen and expand low cost competition, bringing more low fares to more customers.

We’re bringing together two similar employee centric organizations that have won numerous awards for customer service, both companies have good people who care about each other and who care about serving customers.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

So, we’ll work very closely with AirTran’s crew members and our Southwest employees, as we combine our operations and we’ll partner with our unions to address seniority and other integration issues.

We will also continue to build upon our outstanding customer experience, our strong and unique culture and our awarding winning program. But above all, we’re going to remain focused on operational performance and safety.

This deal presents a unique opportunity to grow Southwest Airlines and it has the potential to add more than 20% to our annual revenues, or more than $2 billion a year.

As for the deal itself, I’ll give a few high points and you can find more details in our Press Materials.

But under the agreement, each share of AirTran common stock will be exchanged for $3.75 in cash and .321 shares of Southwest common stock and that’s subject to certain adjustments.

Compared to our closing stock price last Friday at $12.28, the transaction value of AirTran’s common stock at $7.69 per share or approximately $1.4 billion to AirTran’s shareholders.

That represents a premium of 69% over Friday’s closing price of AirTran’s stock, which was $4.55.

Based on current Wall Street estimates for AirTran’s 2011 earnings per share, we’re paying 13 to 14 times earnings, and that’s in line with where Southwest Airlines’ stock has been trading, based on 2011 earnings.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

AirTran’s stockholders would own approximately 57 million shares of Southwest Airlines, which represents approximately 7% of our proforma outstanding common shares.

So we’re very excited, very excited to expand low fares farther and we look forward to working together with AirTran to realize these new opportunities. We expect to achieve them and we’re very confident about our ability to pull this off.

I want to talk about Bob Fornaro for a second. Bob is a long time industry veteran. He is well known around the industry and I think, in particular, with AirTran, we have long admired his company, his airline, the challenges that they face and how they have persevered.

We very much respect what you all have done and especially, you Bob. You really get to know people well when you negotiate a deal. You get to know people pretty well when you’re on the golf course. Bob is a great person. Bob is a great friend, but I very much respect how you have handled these negotiations Bob.

So Bob is a New York Giants fan, and so I won’t dwell on that point, but I would like Bob to give you a present and it is an AirTran airplane, a Boeing 737 in the Southwest memory, well it’s really our airplane.

Bob Fornaro:	Thanks. Can I have a short piece. Oh Gary flattery will get you everywhere by the way.

Yes, today is actually a great day for Southwest Airlines and AirTran Airways. Southwest and AirTran are joining forces to spread the low fares farther.

Together we are stronger. Together both AirTran and Southwest can accomplish more than either of us can accomplish alone.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

The employees, customers, and shareholders of both companies, as well as, the communities we serve I’ll bet they’ll be an even stronger and more competitive airline network.

You know, the fact that I stand here today announcing this agreement to acquire AirTran, is a testament to the hard work and dedication and entrepreneurial spirit of the AirTran crew members.

I am very proud in the success and the accomplishments that we’ve achieved at AirTran Airways and am excited about the future potential with Southwest Airlines.

Now, I joined AirTran Airways in 1999 and we had a long list of things that needed to be done. And quite frankly, you know, most people thought we couldn’t do it, but we set our sights high and we pulled together and we worked hard to make it happen.

And we have a number of accomplishments. Yes, we strengthened our position in the Atlanta Hub 32 Gates. We are the second largest carrier in the world’s business airport, Heartsville Jackson, Atlanta International Airport.

We entered Baltimore Washington International after 911 and have a nice operation there and we’re successfully expanding at the Midwest operation in Milwaukee, where we are the second largest airline, to continue to build a leisure business with our non-stop service to Florida, our recent expansion to San Juan, Mexico and the Caribbean.

We built our airlines on the principle of bringing low fares and competition to underserved and overcharged markets. Now, that we’ve joined forced with Southwest Airlines, the potential to spread low fares father is even greater and we’re really excited about the opportunities ahead.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

Both airlines have a strong culture, focusing on delivering value and service excellence to our customers, while at the same time, having fun.

Southwest is a great airline. Southwest is the largest passenger airline in the world and it’s one of the most admired companies, not just among airlines, but of all companies in the United States.

I am proud to be associated with Southwest and excited about the opportunities this acquisition brings to our crew members, our customers, and our community.

So together, we are stronger and on behalf of the 8000 crewmembers at AirTran Airways.

Thank you.

Male:	Thank you, Bob.

Gary Kelly:	Well Bob mentioned his crewmembers and rightfully so. Again we are very admiring of them and very admiring of what they have done and look forward to closing this deal and look forward to welcoming those crewmembers into our Southwest family.

I also want to extend my own thanks to our Southwest people and our Southwest family. It has been a very tough decade, it has been a very tough couple of years and we’re here today as a strong company because of our people. And it’s because of their tenacity, their hard work, their dedication that we can be in this position. So I thank them as well.

You know, we’re excited about this but of course it is just the beginning and there’s a lot of work to do. The deal has been unanimously approved by our Boards, yesterday each Board met. It’s still subject to the approval of the AirTran shareholders as well as certain U.S. government regulatory approvals and clearances. So until we close - it’s like being engaged to be married,

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

we’re not married yet and until we get married we’re going to continue to operate as totally independent companies.

Ultimately, we will operate under a single operating certificate, we’ll have a single Southwest brand, we’ll transition the AirTran fleet over to the Southwest livery, we’ll have a consistent customer experience, we’ll consolidate our corporate functions into our headquarters here in Dallas and our frequent flyer plans as an example will also be merged over time.

Ensuring safe and efficient operation is paramount to us. Every step that we take in this integration effort will be grounded in doing what’s right for the safety of our customers as well as our employees.

So let me summarize what this does for us. It creates more jobs, it creates more opportunities, it will generate what we estimate will be hundreds of millions of dollars in fare savings annually to customers, it will significantly expand Southwest low fare service to many more customers in many more domestic markets creating hundreds of additional low fare itineraries for the traveling public.

It will provide new low fare competition to nearly all legacy carrier hubs in the United States that we do not serve today offering millions of consumers new affordable travel options.

It will expand competition specifically at Hartsfield Jackson Atlanta International Airport which is the world’s busiest airport by expanding low fare service to numerous additional non-stop direct or connecting markets beyond those served by AirTran today.

It will give us more access to New York LaGuardia and for the first time Washington’s Reagan Airport. It will provide the basis on which to explore expansion opportunities with AirTran’s near international flights as well as service to smaller communities.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

It allows Southwest to accelerate our goal to boost our profitability, achieve our 15% return on invested capital target moving us closer. And ultimately it allows us to take a significant step towards achieving our overall strategic goals as we move into our fifth decade beginning next year.

So one...

Operator:	Attention to the standby listening audience; it is star 1 to pose a question for question and answers. We will be approaching question and answer sessions very shortly. It is star 1 on your touch-tone keypad to pose a question. If you are using a speakerphone, please pick up your handset to allow your signal to reach our equipment. Thank you.

Gary Kelly:	...welcome any questions that you have. Yes sir?

Male:	((inaudible)).

(Jerry):	((inaudible))...

Female:	(Jerry) sorry to interrupt you but you’re going to need to use the mic in front of you please so that the folks who have dialed in on the webcast can hear.

(Jerry):	All right. Yes. Gary asking about Dallas Ft. Worth Airport do you intend to keep the service to DFW airport and if so what plans do you have to expand it?

Gary Kelly:	This is water by the way although I did think about having to be beer earlier. But that is the one decision that we know we’ll need to make because in accordance with the Wright

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

Amendment which is federal law we will not serve DFW. So the DFW operation when we close at that point DFW service would discontinue.

Male:	That would include after 19 - 2014? After the Wright Amendment expires you still say you’re not going to fly out of DFW?

Gary Kelly:	That is - the Wright Amendment legislation that is in effect it extends beyond 2014 with respect to DFW service. So yes we would not serve DFW once we close and then that would continue on beyond 2014.

(Jerry):	And there was no thought of expanding - or asking Congress and the local authorities to consider a change to get you - to keep your presence at DFW that you acquire through AirTran?

Gary Kelly:	No.

Female:	Gary you mentioned talking to the unions and letting them work out seniority have you talked to any of the unions yet and did you specifically talk to your pilots before this deal like you did with the Frontier consideration?

Gary Kelly:	We - first of all both teams Southwest and AirTran teams were under strict nondisclosure agreements and requirements and this morning was the first that of course time that the news was released about these discussions and now this deal. We were under NDA’s with two of our labor unions and - that were under negotiations on other matters so with those two groups we were able to give them a little heads up.

But if - most if not all of our other labor unions we’ve reached out to this morning and, you know, the initial reaction I think is similar to mine which is this is very exciting.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

There’s a lot of work to do and there will be gaps in labor contracts that will need to be negotiated because there are differences at AirTran that we’ll need to deal with as we integrate AirTran into Southwest Airlines over time. But clearly the unions of each company will have the primary responsibility and duty to negotiate seniority integration.

The company is in a support role there. What’s required is to have a fair and equitable blending of the seniority groups. And we have a great company at Southwest Airline, we have a great culture, we’ve never had a furlough, we’ve never had a paycut, we’re famous for working very, very well together. So I think this is an exciting opportunity. It’s an opportunity that all recognize provides more jobs so I think that everyone will be excited about this. But clearly there’s a lot of work to do. Yes ma’am?

Female:	((inaudible)). Is that better? Okay. I was wondering if you could talk a little bit about your near international plan since AirTran does serve markets in the Caribbean and how that might change Southwest plans towards international. As well as if you could also talk about your Boeing 737-800 plans and how this merger or acquisition may affect any plans to acquire new aircraft.

Gary Kelly:	Well it’s a big year for us, 2010 it’s a year where we have I will call it the luxury after the last several years where we’re all just worried about survival. This is a year where we have a comfortable profit where we really can think about our future and we’ve been very purposeful in doing that.

We’ve been looking at our technology, we’ve been looking at our fleet and chose also to look at a strategic acquisition like the one that we decided to do here today.

We have made the decision that we would like to have near international service at Southwest Airline, that’s choice number one. We think that that will be a natural evolution from the domestic route system that we’ve developed.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

But our priority is still to follow through with our domestic expansion and again the AirTran acquisition is a very significant step in that direction. Atlanta in particular is the key market that’s missing in terms of major markets in the United States, the key market that’s missing today from our route map.

So several years from now we’ll be ready for near international expansion. We’ve made the decision that we would like to pursue that. We will need to commit to new technology to enable that so we’ve also decided that we’ll replace as an example our reservation system. With that replacement we will have the capability to sell international itineraries. All of that will be many, many months down the road.

So AirTran provides for us in the near-term a perfect opportunity to begin bringing on international destinations at least into the Southwest family. We’ll learn from that and we’ll want to convert the AirTran service eventually when we’re ready into Southwest Airlines international service at some future point.

So there’s really two or three things there. We made a decision to buy AirTran, we made a decision to go international, we made a decision to replace our reservation system technology.

Previously we had already made the decision that we would like to bring the 737-800 into our fleet. That would clearly complement all of the other objectives I just described. So we’re not prepared yet to commit to the 800 but I’m hopeful that we’ll make a decision on that soon.

Female:	Gary…

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

Gary Kelly:	What the 800 offers though is just the opportunity to add more places potentially to our future growth and clearly without the 800 we’ll simply have fewer places that we could add to our route map.

Female:	Gary.

Gary Kelly:	Yes.

Female:	Kelly Yamanouchi with the Atlanta Journal Constitution would like to know what are your plans for AirTran employees in Atlanta.

Gary Kelly:	Well I think our plans for all employees of both companies are to grow and we don’t have any specific plans other than DFW that (Jerry) already asked me about at this point. So - but overall we think that this is an opportunity that employees can look forward to more jobs and more opportunities overall.

Clearly things will change and people may have to change locations, people may have to change jobs. But nonetheless overall we’re looking at a very attractive growth opportunity we think over the next several years. But other than that we have made no decisions on an integration of the two carriers and indeed again that’s what (Jeff Lamb) will be leading over the next several months. Yes sir?

Male:	This is for Mr. Fornaro. You explained why it’s an exciting opportunity for AirTran but there also had to be a lot of soul searching about selling a brand and selling a company. Could you talk about any sadness you might have or doubts as you were looking at this sale?

Bob Fornaro:	No it’s a great question. And I think, you know, as the process went on and actually in the final days there really is a sense of sadness because as a company again we started off with very

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

little. And when I joined our company we had a 29-year-old fleet and today it’s 6-1/2 years old. And actually we didn’t run a very good airline and now I think we run a great airline. So we’ve accomplished a lot of things

And so there was time to reflect. But I think the more important thing is Southwest has huge financial resources that we don’t have. Our business is tough and we want to be successful and we really want to win. We don’t want to tie, you know, we don’t want to just stay in business we want to create opportunity.

And I - what absolutely convinced me were the cultures and the resources. I think absolutely convinced that the AirTran people are better off, they’ll have better futures.

So certainly you reflect at the end of the day. But, you know, our board, we think this is a great opportunity. And I think again, it - we’ve struggled as a company. I think we’re very, very flexible. We’re innovative. And I think with the great resources that Southwest brings I think our people are going to be very excited.

Male:	Yes sir?

Male:	I understand that Dallas is only one of your markets but you are headquartered here. What’s your vision for Love Field? And for those of us who live and work in the Dallas, Ft. Worth area, ever any non-stop international flights in your future here?

Gary Kelly:	Once again, the Wright Amendment comes into play. We don’t have the opportunity to have non-stop international flights out of Dallas Love Field.

SOUTHWEST AIRLINES

Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

But we have overall of course, we have a major commitment to the city, to the airport. It’s being basically rebuilt from the ground up as far as the terminal. And we’re very excited about that. And while it’s early on that project is on track.

So that - that will be in place for 2014 we hope and will certainly set the stage for non-stop - more non-stop flights out of Dallas Love Field to domestic location.

AirTran is about 25% the size of Southwest. They have a fleet of 133 airplanes. I think you all have 730 daily departures -- somewhere in that…

Male:	Right.

Gary Kelly:	…that neighborhood. So what AirTran offers us is more destination. We serve about 38 destinations that they don’t. And interestingly enough we both have about the same number of destinations. We have 69 cities today. They have 70.

But they have 37 cities or so that we don’t serve. So whether it is an opportunity at a Dallas Love Field or other cities on the southwest route map, it just creates more opportunities to have non-stop flights. So clearly that’s very meaningful for Dallas.

Right now we don’t serve Atlanta. And so the opportunity after 2014 to have non-stop flights from Dallas Love Field to Atlanta will become a reality.

Female:	Gary? Dan Reed with USA TODAY would like to know what makes this the right time to do this and also what will Southwest be doing with different products and services such as Bags Fly Free?

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Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

Gary Kelly:	Well I think covered some of that - those thoughts with my opening remarks. This - I think the combination of our two airlines with our complementary route systems, again one of the attractions here is that there is very little overlap between Southwest and AirTran. So it is very additive to our route system.

That idea has been out there for a while. That thought existed a year ago, five years ago. It works now because we have evolved our company to be prepared to take on a growth opportunity like this.

So we have a very strong management team. I’m very, very proud of what they’ve accomplished. I wouldn’t say that we have sailed through the last decade. But we did remain profitable every single year. No other airline can say that.

We continually ranked tops in on time performance, tops in customer service, brand surveys. So there’s just a lot to be proud of of our leadership team. And they’re at a point where they can take on this task.

Our own growth prospects in the near term are quite modest. So with a struggling economy and a shrinking domestic air travel demand we have an opportunity rather than trying to grow the company simultaneously with an acquisition we can focus on an acquisition. That’s not our preference but that’s basically what the economy is offering up to us right now.

But our technology is at such a place that we can contemplate this. And I think as much as anything, our costs are under control and our revenue production is at record levels. And we’re very well prepared to take these two route networks, put them together, optimize the networks and create a lot of value. And that’s really the magic of the combination.

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Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

We both know, Bob and I both know that we can create a stronger company by combining the two than we can as independent companies and that of course is very exciting.

Yes ma’am?

Female:	Gary you’ve talked in the past about adding a smaller aircraft size. And with the 717s will you keep those and do that or do you know what you’re going to do with them yet?

And my second question is can you talk a little bit about how this came about, like who called who and when did you start talking -- things like that?

Gary Kelly:	Oh all the gossip you mean?

Female:	Yes.

Gary Kelly: All the kind of ((inaudible)). And then to Dan’s question I’ll tie into yours.

We at this point again, we haven’t made any decisions about changes to the Southwest brand. So we have open seating. We have no plans to change that.

We don’t charge for bags. We have no plans to change that. We have single class service, no plans to change that.

In fairness to our integration team and certainly in deference to a great company here in AirTran, we’ll want to look at and understand their business and their processes and learn from them. I know there’s a lot we can learn from them. And this is a wonderful opportunity for us to see firsthand how another airline does things.

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Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

But the point is at this point we’re not contemplating making any changes like that. Now I forgot your question.

Female:	The 717.

Gary Kelly:	717s. In the AirTran configuration today is 117 seats dual class service. We think that in our single class configuration it’s probably also 117 feet.

It is - it’s a good airplane. Our pilots have looked at it and they like it. And I think that’s very important that it fit within our operating philosophy.

It will be different. It’ll be a different type rating. So we’ll need to work through with our pilots and our flight attendants and other workgroups exactly how it’s scheduled within the airline and how our employees are scheduled for those flights.

But there’s a sufficient number of aircraft in that fleet where we believe that we can efficiently manage that.

So there are 86 717s and we think that’s more than enough to manage through those issues and we think it’ll be very cost effective.

We have 737 500s in our fleet with 122 all coach configuration. And so it is roughly the same size. And it will simple give us more aircraft to think about deploying them to smaller markets effectively.

So it’s very cost effective so long as the demand for service is at 117. So it’s a lower cost per trip than a bigger 737 would be. It wouldn’t be as efficient again, to fly that aircraft if you really had demand for more than 117 people.

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Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

So but all of those we think that we can manage. And we have decided that we will indeed want to keep and operate the 717.

Many of those airplanes are leased from Boeing. And so we’ll have opportunities to talk to suppliers about what again, trying to harvest some of this strength that Southwest can bring to a - an AirTran business. So we’ll definitely be talking about those kinds of opportunities with Boeing going forward.

Yes sir?

Male:	You’re very aggressive nationally marketing. How does AirTran come along in this time but until the approval in terms of marketing? And will they be using Your Bags Fly Free? It’s been an extremely popular marketing device? Is that going to be continued or are they going to pick that up at that point?

Gary Kelly:	Well if - so from today until we close we’ll continue to be independent companies. And they will choose what their policies are. And likewise of course Southwest will continue to choose. And we have no plans to market jointly during this interim time period.

Once we close which is bound to be months down the road, then we’ll have the choice at Southwest on day one if you want to think about day one when we own AirTran. We’ll have the choice to decide what we want to do with those various policies. And it’s very premature to say today what we’ll want to do.

Now, as we blend the airlines together we’re - again, we are planning one brand, open seating, no bag charges -- all of the things that I’ve already sort of ticked through.

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Moderator: Gary Kelly

09-27-10/9:00 am CT

Confirmation # 8034412

But what AirTran does from the period after we own them until we integrated we haven’t made those decisions yet. And clearly those are questions that we’ll need to tackle early on.

Remembering that, all of the focus up to this point has been on getting a deal done with only limited participation between Southwest and AirTran employees.

Aside from (Jeff Lan) and a handful of our officers, not too many people have been thinking about what we do once we close.

Now (Jeff) is very well prepared with a plan but now we’re a point where we- this is all public and we can start to meaningfully address those kinds of questions.

Yes ma’am?

Female:	You didn’t answer the question about the gossip part in terms of when this got started?

Gary Kelly:	I’m sorry. ((inaudible)).

Male:	I want to hear this.

Female:	So like when the deal started coming together who approached who?

Gary Kelly:	Oh the gossip part, oh yes, yes. Well I called Bob and I asked him whether he was - I’m kind of a bottom line guy and Bob is too and I - I’m sure that’s why we’ve been friends all these years. It’s, you know, are you interested in exploring an acquisition?

And I outlined with Bob the way I was thinking about it just so I didn’t set expectations that weren’t - he wasn’t open to.

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And he made clear as did his board all along that, you know, well we’re not for sale but we are open to having some discussions. And those took place over a number of months. And a tremendous amount of work has been done by both companies to get to this point.

But I called Bob in the spring and he was open to it - he - to at least hearing what I had to say.

Female:	Gary, Tom Belden with the Philadelphia Inquirer would like to know how much of a decision to acquire AirTran has to do with legacy carrier competition and the mergers of those carriers in the last two years?

Gary Kelly:	Well I would say several things. It’s not - it’s certainly not a decision by us to do something just because someone else did.

On the other hand, it is a brutally competitive industry. All you have to do is look at the financial results over time to see how competitive it is and how challenging it is to just make a profit.

Every major airline that was in existence in - 20 years ago with the exception of one, we weren’t a major at the time. Every single one is either gone or has been bankrupt at least once except for one is just one illustration.

So the competition is intense. And the way we think of it in terms of our strategy going forward is that we have several risks that we have to continually manage the economy, energy price risk and competition.

So to the extent that we have competitors that are changing and getting better or getting bigger, absolutely we have to think about that. And we have to think about how we will respond.

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What we want to do is continue to improve the Southwest experience. We want to have greater appeal to more customers nationwide.

We’re actually at the point where we can think that way after almost 40 years. And in particular we have been enhancing the customer experience to make it more appealing to business customers by giving them more choice.

Well when we talked to business customers, one of the things that they tell us is well we’d love to fly you but you don’t go where I want to go. Well where do you want to go? We’re talking to people in Chicago. We want to go to Minneapolis. So we’ve added Minneapolis. We want to go to New York. We’ve added New York. We want to go to Boston.

So the big gaping hole in our route system right now is Atlanta and there’s no easy way for us to get into Atlanta. This is certainly a terrific way where we can start day one profitably and then grow from there.

Female:	And if I could give you two more related questions. Scott Powers with the Orlando Sentinel and George Spencer with WFTB in Orlando. Both are asking questions about your vision for the executive offices in Orlando and also the training facility that’s been open there for AirTran.

Male:	No decisions have been made other than the DFW point plus we want to be clear that the corporate functions and the headquarters will be here in Dallas. So there is no thought to having split headquarters.

So we haven’t defined what that means. So executive positions clearly would be here in Dallas. Beyond that I think we’ll - it will become an integration task to see what functions are in what locations, what real estate is available, and we and AirTran share this passion of trying to be as

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low cost and as efficient as possible. If AirTran has something, what we want to do is figure out how we can use that cost effectively.

So no decisions have been made there but, you know, clearly there’s work to be done, there’s choices to be made. As decisions are made, we’ll certainly be revealing what those are.

Female:	Another question from (Andy) Compart at Aviation Week. Any anti-trust concerns and how specifically will you think about that in terms of the overlapped cities such as Baltimore, Washington International, Milwaukee?

Male:	Well Department of Justice review in particular is one of the contingencies if you will in our acquisition agreement here. So we realize we have to have that anti-trust review.

We’re very confident of the work that we’ve done in the case that we offer. Interestingly enough AirTran as we rank our competitors we actually compete with AirTran less than anybody else. So there is very, very little overlap. There are only 19 overlapping roundtrip flights interestingly enough. So it really is a wonderful opportunity for us to add to our route structure and not be faced with having to go in and finding ourselves having too much capacity in a market.

We haven’t seen with our reviews that we would need to cut capacity anywhere. So obviously we’re very respectful of the duty that the Department of Justice has. We are going to do everything we can to support their review. We think that we’ve got a compelling case.

Yes sir?

Male:	What do you see as the schedule for when you will close and when you will be able to combine the operating certificates of the two airlines?

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Male:	As far as the close the pacing item there will be regulatory approvals and then AirTran at some point will have to have a shareholder vote. So - but the pacing item there, at least as we know it today, will be in particular the Department of Justice review and approval.

It’s anybody’s guess how long that will take. So I’m assuming it will take months. I don’t know whether that’s 2 months or whether that’s 12 months but until we get that we cannot close. Once we close I think we’ll be very well prepared with an integration plan by the time we close. We’re estimating right now that it would take us roughly an additional 24 months - or no more than 24 months to have figured out an integration plan and have done our integration work.

In a way we’re thinking about it today is in two pieces - a commercial integration and an operational integration. The single operating certificate work is really something that has to be worked out with the FAA. And when they’re ready to declare that we have a single operating certificate, that’s when that will take place. But again it’s our feeling that that should easily happen within that 24-month time period but clearly that’s what we’ll be pursuing is a single operating certificate.

Female:	Gary, Jena Moreno with The Houston Chronicle has a question specific to Houston. AirTran and Southwest both serve Houston Hobby. How will the acquisition affect that airport?

Gary Kelly:	I don’t know. Again I don’t - think it is fair to repeat and report that we have no specific plan about our routes at this point with the exception of DFW. But AirTran has a very small presence as I recall at Houston Hobby. We have a significant presence there. So again the opportunity for Houston is similar to the answer for Dallas which is now that we add AirTran route network to ours with 37 new destinations that we can think about it simply provides for Houston more non-stop or direct or connecting opportunities than what we had without it. Obviously places like Washington National which would be a new city and, you know, in a ((inaudible)) and again just to repeat Atlanta would be another opportunity.

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Female:	One more question from Ted Reed with Thestreet.com. He’d like to know Southwest is predominantly a point-to-point carrier AirTran (help) carrier. How is that to be reconciled particular in Atlanta?

Gary Kelly:	Well I think we have - we’re anxious to learn about their scheduling, their network, their profitability, their flows. There are clearly differences and, Bob, I think you all describe yourselves more as a hybrid as - I don’t believe they see themselves as a (hub and spoke) carrier. That’s our view of their scheduling practice as well.

All airlines have some connections Southwest included. We have roughly 15% of our customers that will board and have a connection. So we (manage) that today. We may have a few more connecting passengers in Atlanta, but I think the opinion that we have - that is somewhat uninformed - but the opinion we have today is we don’t really see Atlanta developing for us any differently than the way we operate Chicago Midway as an example.

AirTran today has roughly 200 daily departures at AirTran - or at Atlanta and Southwest has roughly the same number of departures at Chicago and Midway.

So no doubt there’ll be some differences and we’ll have some opportunities to tweak that but on the whole again we’re very happy with our deal and we’re happy with the opportunities that it allows us.

Man/Female:	You know that there’s been speculation for years that the two companies were going to merge. Did it ever get to the point that one of you did call the other previously and suggest a deal?

Male:	No.

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Male:	Never - you had never discussed it before?

Gary Kelly:	I like Bob. I don’t talk to him that often, you know, but no we have had one and only one conversation in that regard. And I can’t speak for anybody else of course but I’m not aware of any other conversations either. But again we were focused this year on setting our strategy for the next three to five to ten years and this was a logical question for us. And I really felt like if Bob wasn’t open to the conversation, we’ll stop thinking about it and we’ll cross it off our list and we’ll go on to the next thing.

But we all thought it was a great idea and were happy that Bob and his team did too and here we are today.

Yes sir?

Male:	Bob, when that call came in from Gary was your first thought, “This sounds like a good idea. I’m glad he finally called.” Or did you say, “I’m going to have to think long and hard. My first inclination is I don’t want to do this.”

Bob Fornaro:	You know, when Gary called - first of all I wasn’t sure, you know, what the subject would be. But I guess if we went back two or three years ago we did at one point have a conversation about a co-chair involving Chicago. I guess it was about 2007 or 2008. So I wasn’t sure whether that was the subject or whether it could be an acquisition or some other type of partnership. So I really went with an open mind. Certainly - I was certainly, you know, went with the mindset, you know, let’s see what Gary has to say. So I was really unsure.

But again after the conversation I thought about, you know, Southwest relative to AirTran has vast resources and I think as we thought about, you know, our company and our development,

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you know, we’re a pretty scrappy company. We’ve done a lot with ((inaudible)) very little in many ways. But I think Gary mentioned a point before -- it’s a tough industry. You’ve got to put yourself in a situation where you can win. Again not just staying in the game. You want to compete and you want to win. And that was I guess the motivator from my perspective the company would be in better position and 8000 people would get the benefit of that. So that was what went through my mind when we were talking about the potential for a combination.

Gary Kelly:	And I have to add. Again you get to know people very well in a negotiation like this. Bob Fornaro is selfless and he cares deeply about his employees and that has been his primary concern in addition to taking care of the AirTran shareholders throughout this.

If this was not a good airline, if we didn’t have compatible philosophies, if we didn’t think so highly of their crewmembers as they refer to themselves, this wouldn’t work for us. And again I give Bob a lot of the credit for the culture that they have created. But they have done a masterful job in a brutal industry and especially over the last couple of years.

So we are delighted at the prospect of being able to add such a good company to our Southwest family. That’s very important to us.

Yes sir?

Male:	Mr. Fornaro, do you have any sense how your stockholders - you say that’s going to be the first people you have to win (over), do you have a sense that that is going to easy or difficult?

Bob Fornaro:

Well if, you know, I don’t have my computer so I can’t see all that’s going on but if your share prices were 50 and you’ve got a potential offer on the table between 725 and 775 and you compare that to rest in the industry, I think it’s a great deal for the shareholders. You can always

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make a guess that, you know, AirTran could get back there on their own - on its own but at the same time this is an industry that’s, you know, fraught with risk.

And so I think - you look at a sure thing again a strong premium and I think that the shareholders will support it wholeheartedly.

Gary Kelly:	I did check the screens. Both stocks are up today, Bob.

Bob Fornaro:	Good.

Female:	I think we’ve time for one more question before we conclude. Any questions outstanding?

Okay. Well if not, thank you all very much for being here today. I appreciate it.

Operator:	If anyone has additional questions, they can call the SWA Media Relations Department at 214-792-4847. Once again this does conclude our presentation for today.

If anyone has questions, you can call the SWA Media Relations Department at 214-792-4847.

Thank you for your participation.

END

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions and variations thereof. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and earnings and cash flow impact. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.